EXHIBIT 99.1

Titan Mining to Start Shipping First Graphite Product  and Feasibility Study Underway for 40,000 tpa Integrated Kilbourne Graphite Project

Project Designed to Supply ~50% of U.S. Natural Graphite Demand, Directly Addressing America’s 100% Import Reliance

GOUVERNEUR, N.Y., March 11, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only end to end producer of natural flake graphite in the U.S., today announced the commencement of shipping of graphite concentrate from its demonstration facility and formal launch of its fully-funded Feasibility Study (“FS”) for its planned 40,000 tonne per annum Kilbourne Graphite Project in New York.

The graphite demonstration plant at ESM has produced ~1,600 kgs of graphite concentrate and continues to ramp up to its nameplate capacity. Customer qualification shipments are underway. Titan is the only end to end producer of natural flake graphite in the United States and is actively working to end 100% import reliance of this critical material for energy, defense, and industrial uses.

As part of advancing the Feasibility Study, infill drilling, together with geotechnical and exploration drilling aimed at mineral resource expansion, commenced in the fourth quarter of 2025. With approximately 82% of infill drilling and 51% of exploration drilling now complete, the Company expects to both expand its current mineral resource estimate and further optimize mine design.

Highlights

  Feasibility Study launched for planned scale up to 40,000 tpa integrated mining and processing operation in New York state
  Multidisciplinary engineering team appointed to advance the project toward commercial development
  Study co-funded by the Export-Import Bank of the United States (EXIM) to support the compilation of technical information to progress project financing
  Construction decision targeted for later this year / early 2027
  Project designed to supply ~50% of U.S. natural graphite demand

The Feasibility Study represents a critical milestone in transitioning Kilbourne from demonstration-scale production to a fully integrated mine, concentrator, and secondary transformation operation producing various graphite products.

The study will evaluate final mine design, resource upgrade to reserves, processing optimization, infrastructure requirements, environmental advancement, and detailed capital and operating cost estimates.

Titan is targeting a construction decision in late 2026 or early 2027, with construction activities anticipated to commence in 2027, subject to study results, permitting progress, and financing.

Rita Adiani, President and Chief Executive Officer of Titan Mining, commented:
“The launch of the Feasibility Study marks Kilbourne’s transition from concept to execution. With an integrated mine-to-processed graphite strategy and federal financing support, we are advancing a project designed to strengthen U.S. supply chain resilience and enable large-scale domestic natural graphite production in the near term.”

Feasibility Study Team:

The FS is being coordinated by Titan’s technical team and supported by independent engineering and technical specialists with expertise across mining, processing, infrastructure, and downstream graphite processing:

  M3 Engineering & Technology Corp.: Lead engineering firm and Feasibility Study coordination, including overall study integration and infrastructure design
  Metpro Management Inc.: Concentrator process design and metallurgical engineering
  Dorfner Anzaplan UK Ltd: Secondary transformation and refining process design
  BBA Consultant USA LP: Mineral resource and technical advisory support
  Fuse Advisors Inc. (Part of SLR Consulting): Mining engineering and technical services

Additional specialist consultants will be engaged as study scopes are finalized.

Qualified Persons:

The following independent Qualified Persons (“QPs”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, are responsible for components of the Feasibility Study currently in progress:

Mineral Resource Estimate

Todd McCracken, P.Geo. (PGO No. 0631) of BBA Consultant USA LP. is the independent Qualified Person for the Mineral Resource Estimate. Mr. McCracken is a Senior Geologist and Director of Mining and Geology at BBA Consultant USA LP. and has more than 30 years of experience in exploration, operations, and consulting, including resource estimation on graphite deposits.

Mining Engineering and Mineral Reserves

Grant Carlson, P.Eng. (BC), Director of Technical Services at Fuse Advisors, is the Qualified Person responsible for the Mine design related components of the Feasibility Study and the Mineral Reserve Statement.

Mr. Carlson is a Professional Mining Engineer with 20 years of experience in mineral exploration, mine development, operations, and consulting, with expertise in strategic mine planning, optimization, and cost estimation.

Concentrator and Mineral Processing

Oliver Peters, M.Sc., P.Eng., MBA, President & Principal Metallurgist of Metpro Management Inc., is the Qualified Person responsible for concentrator design and mineral processing components of the Feasibility Study.

Mr. Peters has more than 27 years of experience in mineral processing and has worked on approximately 100 projects, including over 40 graphite projects. He has advised clients globally on metallurgical design, engineering, and project development for base metals and industrial minerals operations.

Processing and Secondary Graphite Subject Matter Expertise

Joshua Huss, P.E. (Arizona), Assistant Vice President and Process Engineer at M3 Engineering and Technology Corp., is the independent Qualified Person responsible for secondary graphite processing components of the Feasibility Study. Mr. Huss will function as a secondary graphite processing subject matter expert, supporting multiple teams on the project.

Mr. Huss is a licensed Professional Engineer in the State of Arizona with over 12 years of engineering experience. Since 2019, he has worked in processing engineering and technical project management roles for secondary graphite processing and other battery mineral processing projects from conceptual through FEL-3 design.

Secondary Transformation Plant

Derick R. de Wit, FAusIMM, Managing Director and Principal Process Engineer of Dorfner Anzaplan UK Limited, is the Qualified Person responsible for the definitive feasibility study of the Secondary Transformation Plant, including refining natural flake graphite concentrate into purified micronized graphite and coated spherical purified graphite.

Mr. de Wit has worked continuously in the mineral resources, mining, and chemical industries since 1998 and has extensive experience developing graphite anode process plants, including metallurgical testing, process development, engineering design, permitting, and feasibility study oversight.

Qualified Persons for additional study components will be identified as scopes are finalized.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including Titan’s planned 40,000 tonne per annum Kilbourne Graphite Project in New York; the Company expects to both expand its current mineral resource estimate and further optimize mine design; The graphite demonstration continues to ramp up to its nameplate capacity; planned scale up to 40,000 tpa integrated mining and processing operation in New York state; construction decision targeted for later this year / early 2027; project designed to supply ~50% of U.S. natural graphite demand; the potential transition of Kilbourne from demonstration-scale production to a fully integrated mine, concentrator, and secondary transformation operation producing various graphite products; the study will evaluate final mine design, resource upgrade to reserves, processing optimization, infrastructure requirements, environmental advancement, and detailed capital and operating cost estimates; Titan is targeting a construction decision in late 2026 or early 2027, with construction activities anticipated to commence in 2027, subject to study results, permitting progress, and financing; we are advancing a project designed to strengthen U.S. supply chain resilience and enable large-scale domestic natural graphite production in the near term; additional specialist consultants will be engaged as study scopes are finalized. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.